OMB APPROVAL
OMB Number:	3235-0145
Expires:	December 31, 2005
Estimated average burden
Hours per response . . . 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Monolithic Power Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

609839 10 5 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (03-00)

Page 1 of 4 pages

CUSIP No. 609839 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael Hsing
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 431,519(1) 6. Shared Voting Power 1,530,000(2) 7. Sole Dispositive Power 431,519(1) 8. Shared Dispositive Power 1,530,000(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,961,519(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 7.0%
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes options to purchase 374,375 shares of Common Stock that are exercisable within 60 days of December 31, 2004.

(2)	Includes (i) 765,000 shares held in the name of Michael Hsing and Sharon Z. Hsing, husband and wife, as joint tenants, (ii) 382,500 shares held in the name of Michael Hsing and Sharon Hsing, Co-Trustees of the Michael Hsing 2004 Trust, and (iii) 382,500 shares held in the name of Michael Hsing and Sharon Hsing, Co-Trustees of the Sharon Hsing 2004 Trust.

Page 2 of 4 pages

Item 1. (a)	Name of Issuer Monolithic Power Systems, Inc.

(b)	Address of Issuer’s Principal Executive Offices

983 University Avenue, Building A, Los Gatos, CA 95032

Item 2. (a)	Name of Person Filing

Michael Hsing

(b)	Address of Principal Business Office or, if none, Residence

983 University Avenue, Building A, Los Gatos, CA 95032

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number 609839 10 5

Item 3. N/A

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,961,519 Common Shares held at 12/31/2004(1)(2)

(b) Percent of class: 7.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 431,519(1)

(ii) Shared power to vote or to direct the vote 1,530,000(2)

(iii) Sole power to dispose or to direct the disposition of 431,519(1)

(iv) Shared power to dispose or to direct the disposition of 1,530,000(2)

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

N/A

(1)	Includes options to purchase 374,375 shares of Common Stock that are exercisable within 60 days of December 31, 2004.

(2)	Includes (i) 765,000 shares held in the name of Michael Hsing and Sharon Z. Hsing, husband and wife, as joint tenants, (ii) 382,500 shares held in the name of Michael Hsing and Sharon Hsing, Co-Trustees of the Michael Hsing 2004 Trust, and (iii) 382,500 shares held in the name of Michael Hsing and Sharon Hsing, Co-Trustees of the Sharon Hsing 2004 Trust.

Page 3 of 4 pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company of Control Person

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

February 14, 2005
Date

/s/ Michael Hsing
Signature

Michael Hsing
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 4 of 4 pages